787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 20, 2021

VIA EDGAR

David L. Orlic, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock ESG Capital Allocation Trust

(Securities Act File No. 333-256596, Investment Company Act File No. 811-23701)

Response to Staff Comments

Dear Mr. Orlic:

On behalf of BlackRock ESG Capital Allocation Trust (the “Trust”), this letter responds to a comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on September 13, 2021 regarding the letter filed with the Commission on July 30, 2021 responding to the Staff’s comments with respect to the Trust’s initial registration statement on Form N-2 (the “Registration Statement”) filed on May 28, 2021.

The Staff’s comment has been restated below in italicized text. We have discussed the Staff’s comment with representatives of the Trust. The Trust’s response to the Staff’s comment is set out immediately under the restated comment. Please note that we have not independently verified information provided by the Trust. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Comment:	The staff no-action position regarding control share acquisition statutes expressed in the statement of the Division of Investment Management dated May 27, 2020 related to the ‘opting in ... and triggering [of] a control share statute.’ We note that the state in which the Trust is organized does not have a control share statute that applies to the Trust’s form of organization. As such, please disclose in the Registration Statement or acknowledge in correspondence that the no-action position expressed in the statement does not extend to the Trust’s specific circumstances.

BRUSSELS   CHICAGO   FRANKFURT   HOUSTON   LONDON   LOS ANGELES   MILAN

NEW YORK   PALO ALTO   PARIS   ROME   SAN FRANCISCO   WASHINGTON

September 20, 2021

Response:	The Trust acknowledges the Staff’s statement issued on May 27, 2020 entitled “Control Share Acquisition Statutes” provided no-action assurance with respect to a closed-end fund under Section 18(i) of the Investment Company Act of 1940, as amended, for opting in to and triggering a control share statute, and did not address a closed-end fund, such as the Trust, incorporating the substance of a control share statute into its organizational documents.

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Please do not hesitate to contact me at (212) 728-8094 if you have comments or if you require additional information regarding the Trust.

Respectfully submitted,

/s/ David C. Howe
David C. Howe

cc:	Dean A. Caruvana, Esq., BlackRock, Inc.
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP